SECRETARY'S CERTIFICATE

     I, Christopher K. Yarbrough, Secretary of Henderson Global Funds (the "Trust"), hereby certify that the "non-interested" Trustees and the entire Board of Trustees of the Trust approved the resolution set forth below at a meeting of the Board of Trustees of the Trust duly called and held on July 15, 2008, at which a quorum was present and acting throughout:

          RESOLVED, the officers of the Trust are authorized to take any and all action necessary under the Trust's current fidelity bond to include the Henderson Industries of the Future Fund under the existing coverage.


IN WITNESS WHEREOF, I have hereunto set my hand this 2nd day of September 2008.





                                                /s/ Christopher K. Yarbrough
                                                ----------------------------
                                                Christopher K. Yarbrough
                                                Secretary


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                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 9


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INSURED                                                           BOND NUMBER

Henderson Global Funds                                             01585107B
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EFFECTIVE DATE                  BOND PERIOD                 AUTHORIZED
                                                            REPRESENTATIVE

August 29, 2008    October 31, 2007 to October 31, 2008     /S/ Swenitha Nalli
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

          o Henderson Industries of the Future Fund, a series of:
     Henderson Global Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                                                               RN1.0-00 (1/02)